THIS LETTER IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES AND IS NOT A SOLICITATION OF ANY PROXY OR VOTE WITH RESPECT TO ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES.

ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THOSE IN THE EXISTING CASAGO AGREEMENT DATED DECEMBER 30, 2024.

February 28, 2025

VIA ELECTRONIC MAIL

Vacasa, Inc.

850 NW 13th Avenue

Portland, OR 97209

Dear Members of the Special Committee of the Board of Directors (the “Special Committee”):

As you know, since permitted on February 14, 2025, representatives of Davidson Kempner Capital Management LP (“Davidson Kempner”, “we”, “us” or “our”) have engaged in substantive discussions with J.P. Morgan, the lead lender party to the Company Credit Agreement. Our goal has been to enter into an amendment to the Company Credit Agreement on terms and conditions substantially similar to those described in and attached to the Existing Agreement with Casago. We are pleased to announce that these discussions have resulted in receiving J.P. Morgan’s express support, solely in its capacity as lender for its portion of the revolving credit facility, to enter into such an amendment and to participate in our proposed transaction.

While we have engaged in similar positive discussions with the other participating lenders and are expecting a formal decision imminently, as a gesture of our good faith and commitment to consummating our proposed transaction expeditiously, we are enhancing our Offer, dated February 3, 2025. We are removing the condition that the Company Credit Agreement be amended on substantially similar terms and conditions as those described in and attached to the Existing Agreement with Casago. As such, the proposed transaction will be fully backstopped by Davidson Kempner and its affiliates and not be subject to any equity or debt financing contingency.

All other terms of our February 3, 2025 Offer remain the same and are summarized below:

•	Purchase price to $5.25 per share in cash payable at closing for 100% of the outstanding equity of Vacasa not already owned directly or indirectly by Davidson Kempner.
•	Enhancements to the Merger Consideration Adjustment Schedule, specifically to Annex C-1 to the Merger Consideration Adjustment Schedule attached to the Existing Agreement as set forth in Exhibit A attached hereto, which enhances the unit ladder increments from 500 to 750 units and reduces the floor unit count from 24,000 to 20,000 for the purposes of the Floor Unit Count Termination Right.
•	Cash payment of the Company Termination Fee in the amount of $4,077,500 payable directly by Davidson Kempner at the termination of the Existing Agreement in order to enter into an alternative acquisition agreement with Davidson Kempner, as set forth in the Existing Agreement.

Through our financial adviser, we have responded to all clarifying questions and demonstrated the superiority of our fully financed, all-cash offer. We remain confident in our ability to complete due diligence and execute definitive agreements in one week, subject to the timely receipt of information and the Special Committee’s cooperation. As you are aware, we provided our limited due diligence request list on February 6, 2025, and are eagerly waiting to receive information and copies of the definitive transaction agreements to consummate the proposed transaction on our stated timeline. We understand that the removal of the conditionality of the Company Credit Agreement amendment was the only factor that stood between us and obtaining responses to our information requests. We have now satisfied that condition.

Additionally, we reiterate our request that the fully empowered Special Committee waive the non-solicitation clause in the Support Agreements, as set forth in the Existing Agreement. This waiver is intended to allow us to engage in discussions with the Rollover Stockholders (as defined in the Existing Agreement), who are signatories to the Tax Receivable Agreement (“TRA”) and the Support Agreements, to enter into an amendment to the TRA on the same terms and conditions as the Existing Agreement. We look forward to engaging with the Rollover Stockholders once the Special Committee has declared a "Superior Proposal," to proceed with amending the TRA on the same terms and conditions as set forth in the Existing Agreement on our stated timeline.

We look forward to engaging with the Special Committee to finalize the definitive agreements and bring a successful conclusion to this lengthy strategic review process without further burdening the Company or its stockholders.

Thank you for your continued consideration.

Sincerely,

/s/ Joshua D. Morris

Joshua D. Morris
Managing Member

Davidson Kempner Capital Management LP

Exhibit A – Improved Merger Consideration Adjustment Schedule

Merger Consideration: $5.25